U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )


                    SYNTHETIC TURF CORPORATION OF AMERICA
                              (Name of Issuer)

                                COMMON STOCK
                      (Title of Class of Securities)

                                87163G-10-4
                               (CUSIP Number)

                          Gary L. Borglund, President
                      Synthetic Turf Corporation of America
                        7550 24th Avenue South, Suite 168
                          Minneapolis, Minnesota 55450
    (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 7, 2003
         (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Dennis McElhinney.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________
(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 7,500,000

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  7,500,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 7,500,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 5.98% (as of January 7, 2003)

14. Type of Reporting Person:  IN

ITEM 1.   SECURITY AND ISSUER.

Synthetic Turf Corporation of America
Common Stock, $0.001 par value
7550 24th Avenue South, Suite 168
Minneapolis, Minnesota 55450

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Dennis McElhinney.

(b)  7550 24th Avenue South, Suite 168, Minneapolis, Minnesota 55450.

(c) Vice president of International Surfacing of Colorado, Inc., a subsidiary of the Issuer that is involved with the sales and installation of artificial turf surfaces.

(d)  No.

(e)  No.

(f)  United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 9, 2002, the Issuer entered into an Agreement and Plan of Merger ("Agreement"), with ISC Acquisition Inc., a Nevada corporation and a wholly owned subsidiary of the Registrant, International Surfacing of Colorado, Inc., a Colorado corporation, and shareholders of International Surfacing (who together own all of the issued and outstanding capital shares of that company). Under the terms of the Agreement, on the closing date, the Issuer issued 15,000,000 shares of restricted common stock to the shareholders of International Surfacing for all of the issued and outstanding common stock of that company (200,000 shares), which will merge with ISC. On January 7, 2003, the shares in the Issuer were received by the two shareholders of International Surfacing (7,500,000 to each), one of which is Mr. McElhinney.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

     Agreement and Plan of Merger between the Issuer, ISC Acquisition Inc., and International Surfacing of Colorado, Inc. and its shareholders, dated December 9, 2002 (incorporated by reference to Form 8-K filed on January 21, 2003)


                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                            Dennis McElhinney



Date: April 17, 2003                        /s/  Dennis McElhinney